

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


JUL 0 5 2002
165
SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 0-18605

M.S. Carriers, Inc. Retirement Savings Plan
3171 Directors Row
Memphis, Tennessee 38116
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, Arizona 85043
(Name of the issuer of securities held pursuant to the plan and the address of its principal executive office)

M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

REQUIRED INFORMATION

THOMPSON DUNAVANT PLC

Independent Auditor's Report

To the Administrative Fiduciary
M.S. Carriers, Inc. Retirement Savings Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of M.S. Carriers, Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of M.S. Carriers, Inc. Retirement Savings Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in note 9 to the financial statements, the Board of Directors of M.S. Carriers, Inc., a subsidiary of Swift Transportation Co., Inc., elected on March 1, 2002 to terminate the Plan, which indicates that the Plan is not a going concern. The financial statements do not include any adjustments that might be necessary upon termination.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year and the supplemental schedule of reportable transactions for the year then ended are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2001 financial statements taken as a whole.

Thompson Dunavant PLC

June 14, 2002

5100 Poplar Avenue, Suite 1400 • Memphis, TN 38137 • Phone: (901) 685-5575 • Fax: (901) 685-5583
www.thompsondunavant.com

M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets		
Investments		
Swift Transportation Common Stock Fund	$ 18,494,552	$ -
M.S. Carriers, Inc. Common Stock Fund	-	20,615,400
Mutual funds	14,874,551	12,025,726
Loans to participants	2,537,375	2,955,256
	35,906,478	35,596,382
Receivables		
Participant contributions	79,915	143,817
Employer contributions	71,634	53,426
	151,549	197,243
Total assets	36,058,027	35,793,625
Liabilities		
Forfeitures to reduce future employer contributions	594,052	380,859
Accounts payable	7,229	83,210
Total liabilities	601,281	464,069
Net assets available for benefits	$ 35,456,746	$ 35,329,556

The accompanying notes are an integral part of these financial statements.

M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$ 1,046,544	$ 4,738,560
Dividends and interest	266,670	299,804
	1,313,214	5,038,364
Contributions		
Participants	3,919,002	4,206,729
Employer	1,491,569	1,559,176
Rollovers from other plans	168,310	328,164
	5,578,881	6,094,069
Total additions	6,892,095	11,132,433
Deductions from net assets attributed to:		
Benefits paid to participants	6,764,905	3,425,928
Net increase in net assets	127,190	7,706,505
Net assets available for benefits		
Beginning of year	35,329,556	27,623,051
End of year	$ 35,456,746	$ 35,329,556

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Plan

The following description of M.S. Carriers, Inc. Retirement Savings Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The M.S. Carriers, Inc. Retirement Savings Plan (the "Plan") is a defined contribution plan available to all full-time employees of M.S. Carriers, Inc. (the "Company"), a subsidiary of Swift Transportation Co., Inc., who are eighteen years of age or older and who have completed six months of service. The Plan is qualified under section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 29, 2001, M.S. Carriers, Inc. was acquired by Swift Transportation Co., Inc., pursuant to a merger with a Swift subsidiary; and M.S. Carriers, Inc. is now known as M.S. Carriers, Inc., a subsidiary of Swift Transportation Co., Inc.

Contributions

Participants may defer up to 15% of their annual compensation subject to Internal Revenue Service limitations. The Company will match 50% of each participant's contribution up to a maximum amount of 3% of each participant's compensation. Prior to June 29, 2001, all Company matching contributions and rollover contributions were invested in the M.S. Carriers, Inc. Common Stock Fund.

As a result of the acquisition of the Company referred to above, the Plan was amended to require all Company matching contributions and rollover contributions to be made in the form of shares of common stock of Swift Transportation Co., Inc. or, if made in the form of cash, invested in shares of common stock of Swift Transportation Co., Inc.

Participant accounts

Each participant's account is credited with the participant's contributions, and an allocation of the employer's contribution made on their behalf, plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants direct the fund allocation of their investment account with the exception of the employer's contributions. All employer contributions are invested in the Swift Transportation Co., Inc. Common Stock Fund and are not transferable to a different fund option.

On December 5, 2001, the Plan was amended to allow the participants to direct the fund allocation of employer matching contributions effective January 1, 2002.

Note 1 - Description of Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Participants vest in the Company's matching contributions and related earnings based upon years of service. A participant is 100% vested after five years of credited service. In the event of death, disability or normal retirement age (65), participants become 100% vested in all account balances.

On December 5, 2001, the Plan was amended to provide that all participants shall be 100% vested as of January 1, 2002.

Forfeitures

If an employee terminates before his or her matching contribution account has become fully vested, such portion of the account is forfeited. Participant forfeitures are applied to reduce the Company's matching contributions. Forfeitures totaled $213,193 in 2001 and $183,278 in 2000.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $5,000, the Plan requires that the distribution be made in the form of a lump sum payment without the consent of the participant. Withdrawals by a participant while employed are limited to those requested due to events of financial hardship as defined by the Plan.

Plan termination

The Company has the right to modify or terminate the Plan at any time, subject to the provisions of ERISA and the Plan Agreement. In the event of termination, the Plan provides that all affected participants' interests will become fully vested and nonforfeitable.

Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value and represent the Plan's equity in the market value of fund assets as reported by such funds. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Note 2 - Summary of significant accounting policies (continued)

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 3 - Investments

The Plan allows participants to direct varying portions of their voluntary contributions into nine different investment options which include the Swift Transportation Co., Inc. Common Stock Fund and eight different mutual funds offered by National Financial Services, LLC (an affiliate of Fidelity Investments). The eight mutual funds offered by National Financial Services, LLC include the Strong Advantage Fund, Strong Corporate Bond Fund, Janus Balanced Fund, American Century Income & Growth Fund, RS Emerging Growth Fund, Janus Worldwide Fund, Alliance Premier Growth Fund, and Longleaf Partners Fund.

As a result of the June 29, 2001 merger of M.S. Carriers, Inc. with a Swift Transportation Co., Inc. subsidiary (see note 1), 573,232 shares of M.S. Carriers, Inc. common stock were exchanged for 974,494 shares of Swift Transportation Co., Inc. common stock.

The fair value of individual investments which represent five percent or more of the Plan's net assets as of December 31, 2001 and 2000 is as follows:

	2001	2000
Swift Transportation Co., Inc. common stock	$ 18,272,140	$ -
M.S. Carriers, Inc. common stock	-	19,498,336
Strong Advantage Fund	3,567,206	2,046,145
Janus Balanced Fund	2,897,660	2,640,186
Loans to participants	2,537,375	2,955,256
American Century Income & Growth Fund	2,302,600	2,081,001
RS Emerging Growth Fund	2,068,306	1,782,269

Note 3 - Investments (continued)

During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Swift Transportation Co., Inc. common stock	$ 1,696,086	$ -
M.S. Carriers, Inc. common stock	414,448	3,186,663
Mutual funds	(1,063,990)	1,551,897
	$ 1,046,544	$ 4,738,560

Note 4 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2001	2000
Net assets:		
M.S. Carriers, Inc. common stock	$ -	$ 9,169,221
Swift Transportation Co., Inc. common stock	9,939,970	-
	$ 9,939,970	$ 9,169,221
Changes in net assets:		
Contributions	$ 1,491,569	$ 1,559,176
Net appreciation in fair value of investments	1,095,273	2,750,709
Benefits paid to participants	(1,816,093)	(52,984)
	$ 770,749	$ 4,256,901

Note 5 - Loans to participants

Prior to June 29, 2001, participants were allowed to borrow the lesser of $50,000 or 50% of their vested account balance. Loan repayment periods range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. As of December 31, 2001, interest rates on loans to participants ranged from 7.75% to 10.5%. Principal and interest is repaid ratably through payroll deductions.

The Plan was amended June 29, 2001 to delete the participant loan provisions. In accordance with a later amendment, all remaining participant loans must be repaid in full by September 30, 2002 (see note 9).

Note 6 - Related party transactions

The Plan purchased $2,041,876 and sold $5,528,796 of the Plan Sponsor's common stock during the year ended December 31, 2001. The stock held by the Plan at December 31, 2001 and 2000 had a market value of $18,272,140 and $19,498,336, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.

Note 7 - Tax status

The Internal Revenue Service has, by a determination letter, informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and are, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Note 8 - Concentration of market risk

The Plan has invested a significant portion of its assets in Swift Transportation Co., Inc. common stock. This investment in Swift Transportation Co., Inc. common stock approximates 53% of the Plan's net assets available for benefits as of December 31, 2001. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

Note 9 - Plan termination

On March 1, 2002, the Board of Directors of M.S. Carriers, Inc., a subsidiary of Swift Transportation Co., Inc., the Plan's sponsor, elected to terminate the Plan. The Company made and entered into an agreement with First Mercantile Trust Company (the "Trustee") to terminate the M.S. Carriers, Inc. Retirement Savings Plan effective March 31, 2002, subject to the provisions of ERISA and the Plan Agreement.

As of March 31, 2002, the Company will make no further contributions to the Plan. All participants will be 100% vested and nonforfeitable and no new participants will be admitted to the Plan. Earnings will be allocated in the same manner as prior to March 31, 2002. The account balance of each participant will be distributed as soon as practicable after all necessary approvals are obtained from governmental agencies. All outstanding participant loans must be repaid in full by September 30, 2002. Any loans that are not repaid will be deducted from the participant's termination distribution. All other terms and conditions of the Plan will remain in full force and effect until all assets of the Plan have been distributed.

M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN
Schedule of Assets Held for Investment Purposes at End of Year
EIN: 62-1014070 / Plan Number: 002
December 31, 2001

(a)	(b)(c) Identity of Issue/Description	(d) Cost	Current (e) Value
	Swift Transportation Co., Inc. Common Stock Fund		
*	Swift Transportation Co., Inc. common stock	$ 10,547,558	$ 18,272,140
	Prime Fund - Capital Reserves Class	222,412	222,412
		$ 10,769,970	18,494,552
	Mutual funds		
	Strong Advantage Fund	**	3,567,206
	Strong Corporate Bond Fund	**	1,212,183
	Janus Balanced Fund	**	2,897,660
	American Century Income & Growth Fund	**	2,302,600
	RS Emerging Growth Fund	**	2,068,306
	Janus Worldwide Fund	**	1,036,495
	Alliance Premier Growth	**	662,522
	Longleaf Partners Fund	**	663,087
	Prime Fund - Capital Reserves Class	**	464,492
			14,874,551
	Loans to participants		
	Participant loans, interest rates ranging from 7.75% to 10.5%		2,537,375
	Total assets held for investment purposes at end of year		$ 35,906,478

* Represents party-in-interest
** Cost omitted for participant directed investments

M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN
Schedule of Reportable Transactions
EIN: 62-1014070 / Plan Number: 002
For the Year Ended December 31, 2001

Single security transactions in excess of 5% of Plan assets

Identity of (a) Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Original Cost of Asset	(h) Current Value on Transaction Date	(i) Net Gain (Loss)
Swift Transportation Co., Inc. common stock	Common stock	$ -	$ 2,505,203	$ 1,459,661	$ 2,505,203	$ 1,045,542

Series of security transactions in excess of 5% of Plan assets

Identity of (a) Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Original Cost of Asset	(h) Current Value on Transaction Date	(i) Net Gain (Loss)
Swift Transportation Co., Inc. common stock	Common stock (3 purchases)	2,041,876	-	2,041,876	2,041,876	-
Swift Transportation Co., Inc. common stock	Common stock (16 sales)	-	4,673,368	2,729,007	4,673,368	1,944,361

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-66770 of Swift Transportation Co., Inc. on Form S-8 of our report dated June 14, 2002 appearing in this Annual Report on Form 11-K of the M.S. Carriers, Inc. Retirement Savings Plan for the year ended December 31, 2001.



Thompson Dunavant PLC

Memphis, Tennessee
June 27, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the M.S. Carriers, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.S. CARRIERS, INC.
RETIREMENT SAVINGS PLAN

Date: June 28, 2002

By: 

M.J. Barrow
On behalf of M.S. Carriers, Inc., the Administrator of the M.S. Carriers, Inc. Retirement Savings Plan

1037670.1

EXHIBIT INDEX

Exhibit Number	Description	Page or Method of Filing
23	Consent of Thompson Dunavant PLC	12